FORM 13-501F1
CLASS 1 AND CLASS 3B REPORTING ISSUERS - PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Joshua Crumb, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the **Form**) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) /s/ Joshua Crumb

Date: March 31, 2022

Name: Joshua Crumb

Title: President & CEO

Reporting Issuer Name: Abaxx Technologies Inc.

End date of previous financial year: December 31, 2021

Type of Reporting Issuer: ☑ Class 1 Reporting Issuer ☐ Class 3B Reporting Issuer

Highest Trading Marketplace: Neo Exchange Inc.

<u>Market value of listed or quoted equity securities</u>:

Equity Symbol: ABXX

1st Specified Trading Period 01/01/2021 (DD/MM/YY) to 31/03/2021 (DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 3.99 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 64,231,673 (ii)

Market value of class or series (i) x (ii) $ 256,284,375.27 **(A)**

2nd Specified Trading Period 01/04/2021 (DD/MM/YY) to 30/06/2021 (DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 3.49 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 71,021,408 (iv)

Market value of class or series (iii) x (iv) $ 247,864,713.92 **(B)**

3rd Specified Trading Period 01/07/2021 (DD/MM/YY) to 30/09/2021 (DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 3.26 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 71,081,858 (vi)

Market value of class or series (v) x (vi) $ 231,726,857.08 **(C)**

4th Specified Trading Period 01/10/2021 (DD/MM/YY) to 31/12/2021 (DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 3.6 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 71,216,495 (viii)

Market value of class or series (vii) x (viii) $ 256,379,382 **(D)**

5th Specified Trading Period ______ (DD/MM/YY) to ______ (DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $______ (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period ______ (x)

Market value of class or series (ix) x (x) $______ **(E)**

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above)) $ 248,063,832.07 **(1)**

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities $______ **(2)**

(Provide details of how value was determined)

Capitalization for the previous financial year (1) + (2) $ 248,063,832.07

Participation Fee $ 6,500

Late Fee, if applicable $______

Total Fee Payable
(Participation Fee plus Late Fee) $ 6,500